06007881

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED MAR 01 2006 213 PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 33753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First New York Securities, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Erenberg 212-848-0600
(Area Code- Telephone Number)

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Donald Erenberg swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities, LLC and Subsidiaries, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Donald Erenberg
Signature

Managing Member
Title

Frances M. Weiss
Notary Public
FRANCES M. WEISS
Notary Public, State of New York
No. 01WE4800337
Qualified in New York County
Commission Expires September 30, 20 09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONTENTS
December 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 17, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 258,825
Receivable from Brokers	2,231,949
Securities Owned, at market value	627,690,655
Secured Demand Notes (market value of collateral $11,793,275)	10,715,000
Investments in and Receivables from Investment Partnerships	9,006,009
Other	3,044,832
Total Assets	$652,947,270
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$302,257,842
Payable to brokers	62,049,488
Accrued expenses and other liabilities	39,785,582
	404,092,912
Commitments and Contingencies	
Subordinated Liabilities	30,715,000
Minority Interests in Subsidiaries	33,475
Members' Equity	218,105,883
Total Liabilities and Members' Equity	$652,947,270

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition includes the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Properties Corp., FNY Capital L.L.C., FNY Management, L.L.C., FNY Managed Accounts, L.L.C., First New York Securities Limited and First New York Securities (London) Limited (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in Members' equity.

Investments in investment partnerships aggregating approximately $8,833,000 have been valued at the Company's share of the net asset values as reported by the limited partnerships.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its Members on their individual tax returns. FNYS is subject to New York City unincorporated business tax and foreign income taxes in connection with its London branch office and subsidiaries.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the period. Gains or losses resulting from foreign currency transactions are included in Members' equity.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM/PAYABLE TO BROKERS:

The clearing and depository operations for the Company's security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to brokers have been offset against amounts receivable from brokers for securities sold, not yet purchased, and other items. At December 31, 2005, substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from and payable to brokers reflected in the

consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. The securities serve as collateral for the amount payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. SUBORDINATED LIABILITIES:

Liabilities subordinated to the claims of general creditors have been approved by the NASD for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
Secured demand notes collateral agreements:		
March 31, 2006	5.5%	$ 480,000
March 31, 2006	5.5	450,000
August 31, 2006	4.0	1,600,000
July 1, 2007	4.5	535,000
July 1, 2007	4.5	1,000,000
July 1, 2007	4.5	965,000
July 1, 2007	4.5	1,920,000
July 1, 2007	4.5	1,950,000
July 1, 2007	4.5	1,815,000
Subordinated notes:		
January 31, 2008	7.0	10,000,000
January 31, 2008	7.0	10,000,000
		$30,715,000

Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, FNYS meets the SEC's capital regulations governing withdrawal of subordinated debt. The

estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

5. RELATED PARTY TRANSACTIONS:

FNY Capital L.L.C. is the general partner in four affiliated investment partnerships. FNY Management, L.L.C., a majority-owned subsidiary of FNYS, receives management fees from these affiliated partnerships. During the year, FNYS also invested in one affiliated investment partnership managed by a Member of FNYS. Total investments in affiliated partnerships amounted to $1,577,817 at December 31, 2005. The Company conducts certain security transactions for these partnerships and, accordingly, earns commissions.

6. EMPLOYEE BENEFIT PLAN:

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees subject to certain minimum age and length-of-service requirements.

7. NET CAPITAL REQUIREMENT:

FNYS is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, FNYS had net capital of $104,947,840, which exceeded the requirement by $102,743,261.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$168,623,318
Liabilities	151,608,394
Members' Equity	$ 17,014,924

8. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as forward contracts, futures contracts, equity and index options, and options on futures and forward contracts. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value and any change in fair value is reflected in Members' equity as gain or loss as it occurs. Forward and futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

9. COMMITMENTS AND CONTINGENCIES:

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through March 15, 2009. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,	
2006	$3,684,008
2007	2,091,266
2008	137,527
2009	28,652
	$5,941,453

The Company has an available line of credit with a bank in the amount of $2,500,000 which expires in June 2006. At December 31, 2005, the Company has not drawn upon the line of credit.

In the normal course of business, FNYS has been the subject of certain NASD reviews and has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various NASD reviews, litigations and arbitrations will not have a material adverse effect on the Company's financial position.